Exhibit 99.1

Vinci Partners Press Release NOVEMBER 4, 2024

VINCI PARTNERS ANNOUNCES LAUNCH OF NEW FORESTRY STRATEGY WITH THE ACQUISITION OF LACAN

•	Lacan is a leading Timberland Investment Management Organization (TIMO) in Brazil managing R$1.5 billion in forestry assets across 130,000 hectares in Brazil through four vintages

•	The transaction aims to establish Vinci's presence in Brazil's forestry sector, a key strategy in Latin America with substantial growth potential over coming years

•	The acquisition is aligned with Vinci’s long-term growth plan, enabling the Company to further expand its product offering by creating a new strategy within Private Markets with attractive fees and long-term lockups

Rio de Janeiro, November 4, 2024 -- Vinci Partners Investments Ltd. (NASDAQ: VINP) ("Vinci Partners,” “Vinci,” “the Company,” "we," "us," or "our"), the controlling company of a leading alternative investment platform in Brazil, announced today the signing and closing of an agreement (“Transaction”) to acquire Lacan Ativos Reais (“Lacan”, “Team”), an alternative asset manager with a leading franchise in the forestry segment in Brazil, with approximately R$1.5 billion in assets under management.

“We are thrilled to announce this transaction and to welcome Lacan’s team to our platform. We have always regarded the forestry sector in Brazil as a prime opportunity for capital deployment, and we believe it is highly complementary to Vinci's current product offering. As such, we couldn’t have found a better team to help establish Vinci's presence in this sector. Lacan's long-term expertise and proven track record in this asset class set them apart, and we are excited to offer our clients this new investment strategy. In addition, the Forestry vertical is already well developed in other Latin American countries, and with the Team and strong track record of Lacan, we believe there is opportunity to expand the strategy outside of Brazil,” said Alessandro Horta, Vinci Partners’ Chief Executive Officer.

Founded in 2000, Lacan is a leading Timberland Investment Management Organization (TIMO) in Brazil, led by an experienced senior management team with a proven track record. The Team manages closed-end investment vehicles with long-term lockups of at least ten years and a fee rate that exceeds the average for Vinci’s Private Markets strategy, with approximately R$1.5 billion in assets through a flagship strategy that includes three vintages raised, in addition to the fourth vintage currently in fundraising process.

Lacan boasts a robust investor base, with strong relationships with high-quality institutional investors from Brazil and Europe. The strategy is committed to sustainability, managing 130,000 hectares of planted forests and preserved areas across four different states in Brazil. Furthermore, all operations are 100% FSC-certified, with a focus on planting exclusively on cleared or degraded lands, reinforcing its dedication to responsible environmental stewardship.

“Brazil offers numerous competitive advantages in the forestry sector, holding an impressive 8% share of the global roundwood market. The country's eucalyptus cultivation process is not only unique but also the most efficient in the world. With all the key drivers in place, we see a significant opportunity for the investment fund industry to engage in Brazil, which is currently underserved in this sector.

Vinci Partners Press Release NOVEMBER 4, 2024

At Vinci, we are positioning ourselves to become a regional leader as this sector develops in the medium term. By combining our exceptional distribution capabilities with Lacan’s investment expertise, we are poised to create a true regional champion,” said Luiz Augusto Candiota, founding partner and chairman of Lacan.

“We are thrilled to join a leading platform in Latin America, recognizing the immense potential to scale our strategy not only as a trusted partner of major forest-based companies but also as a developer of carbon projects through both commercial forests and ecological restoration. With nearly two decades of in-depth knowledge gained from investing in forest assets, we are excited to take our expertise to the next level.”

Transaction Overview

The Transaction will include an initial cash component, with additional cash considerations through earnout structures over a period of up to four years, contingent upon fundraising and incremental management fee revenues.

The Transaction was signed and closed on November 4th, 2024, and will start to impact AUM and Distributable Earnings numbers for Vinci in the fourth quarter 2024. The acquisition of Lacan is expected to be immediately accretive to Fee Related Earnings per share and Distributable Earnings per share.

Pinheiro Neto Advogados acted as legal counsel to Vinci. Cepeda Advogados acted as legal counsel for Lacan.

About Vinci Partners

Vinci Partners is a leading alternative investment platform in Brazil, established in 2009. Vinci Partners' business segments include private equity, public equities, real estate, private credit, infrastructure, special situations, investment products and solutions and retirement services, each managed by dedicated investment teams with an independent investment committee and decision-making process. We also have a financial advisory business, focusing mostly on pre-initial public offering, or pre-IPO, and merger and acquisition, or M&A, advisory services for Brazilian middle-market companies. On October 29, 2024, Vinci announced the closing of the combination with Compass, a leading independent asset management firm in Latin America, creating a full-service Latin American alternative asset manager, that as of June 2024, had more than US$52 billion in assets under management.

About Lacan

Lacan is a leading Timberland Investment Management Organization (TIMO) in Brazil, led by an experienced senior management team with a proven track record. The team manages approximately R$1.5 billion in assets through one flagship strategy that includes three investment funds raised between 2009 and 2020, in addition to the fourth vintage currently in fundraising process.

Forward-Looking Statements

This press release contains forward-looking statements that can be identified by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. By their nature, forward-looking statements are necessarily subject to a high degree of uncertainty and involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside of our control.

Vinci Partners Press Release NOVEMBER 4, 2024

Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements and there can be no assurance that such forward-looking statements will prove to be correct. The forward-looking statements included herein speak only as at the date of this press release and we do not undertake any obligation to update these forward-looking statements. Past performance does not guarantee or predict future performance. Moreover, neither we nor our affiliates, officers, employees and agents undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward-looking statements to reflect events that occur or circumstances that arise in relation to the content of this press release. Further information on these and other factors that could affect our financial results is included in filings we have made and will make with the U.S. Securities and Exchange Commission from time to time.

USA Media Contact

Nick Lamplough / Kate Thompson / Katie Villany

Joele Frank, Wilkinson Brimmer Katcher

+1 (212) 355-4449

Brazil Media Contact

Danthi Comunicações

Carla Azevedo (carla@danthicomunicacoes.com.br)

+55 (21) 3114-0779

Investor Contact

ShareholderRelations@vincipartners.com

NY: +1 (646) 559-8040

RJ: +55 (21) 2159-6240